Exhibit 12.1

Green Plains Partners LP

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

	Six Months Ended June 30, 2016	Year Ended December 31,
		2015	2014	2013
Earnings:
Income (loss) before income taxes	$26,416	$12,099	$(20,591)	$(12,515)
Fixed charges	5,010	7,836	7,196	5,160

Total earnings (loss)	$31,426	$19,935	$(13,395)	$(7,355)

Fixed Charges:
Interest expense	$794	$381	$138	$768
Interest component of rent expense	4,216	7,455	7,058	4,392

Total fixed charges	$5,010	$7,836	$7,196	$5,160

Ratio of earnings to fixed charges	6.3	2.5	*	*

*	The ratio of earnings to fixed charges was negative for the years ended December 31, 2014 and 2013. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $20.6 million and $12.5 million of earnings for the years ended December 31, 2014 and 2013, respectively.